Belladina's

Regulation Crowdfunding



Invest In Belladina's!
Revenue Sharing Note
Investment Multiple: 1.5x

Coming Soon!

Start date: November 18, 2020

End date: January 15, 2021

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The Deal | Shop Talk | Local Buzz | Q & A

Why fund our local story

- Experienced leadership with a history of successful restaurants
- Location featuring walk-up service and open-air seating in the Easley community
- Wide community support from Italian-loving foodies
- Built-in demand from attached community space
- No existing debt



Our family has been in the restaurant business for nearly 50 years



We've been serving pizza to the Greenville community for 10 years

DISHING OUT
Hospitality and Italian charm alongside…






| *FRESH SPECIALTY SALADS* | *DAILY HAND-MADE PASTA* | *MOUTH-WATERING AUTHENTIC PIZZAS* | *TASTY ARTISAN SANDWICHES* |

Overview

Welcome!

The name "Belladina's" comes from our two precious girls: Karabella and Sabadina. We're raising money to bring the joy of handcrafted Italian eats from our family to yours. We're using this raise to power our growth as we expand into Easley. Our Belladina's location in downtown Greenville has successfully opened and has 6 full-time employees. We're ready for the "next big step" and we want you to be a part of it! We want this next location to feel like home so we're doubling down on community by raising capital from our fans and customers. We'd love to welcome you into our family.

At Belladina's you can close your eyes and be instantly transported to Italy by a plethora of authentic flavors. But our heart and soul is here in South Carolina and we'll be sourcing whatever we can locally.



We're an Italian family cooking Italian food. What does that mean for customers and investors?

1. **No skipped steps.** Creating our food is a labor of love. Using fresh, real ingredients isn't cheap

1. **No skipped steps.** Creating our food is a labor of love. Using fresh, real ingredients isn't cheap, and making our dishes from scratch takes time. These time-honored processes respect the history of the meals we prepare and bring customers from all over to experience our food.

2. **Authentic.** We serve up Quatro Formaggio, our 4 cheese pizza, that rivals how your grandma cooked it. (sorry grandmas!) And that goes for everything we make. We take great pride in the details of each item and want to share that quality with our community. We see food as a way to open our home to Greenville. True to our Italian roots, everything we do is about "La Famiglia", our Family.

3. **Food that tells a story.** We don't just sell food, dining with us is an experience. From the family recipes in our kitchen to the local art on our walls, we believe that food should tell a story. Our imperfectly shaped pizzas show an individual touch, the handmade pasta speaks to our centuries-old methods, and our graffiti-laced murals are a visual call out the modern twists we embrace.

Evolving With The Times

This year we have seen major changes in the hospitality industry and, with your help, we're adapting to meet them. This new location will feature walk-up service and open-air seating to give everyone a safe, delicious, and one-of-a-kind dining experience.

In this new era, how do we connect with our customers when we can't shake their hands or high-five them? We speak through our food. Our goal is to purchase several pizza-specific ovens that allow us to make multiple region-authentic styles of pizzas. So if you fancy a deep-dish Chicago, good'ole New York style, a Detroit, or any others, we'll be able to make these for customer family. Consider it a taste of home for those in our home. ❤️

We believe serving our community isn't just about what we did yesterday, it's about being versatile and creative so fans can enjoy our Italian experience for years to come!



Pizza Connects Us

Pizza is a family-friendly and affordable cuisine. The restaurant will be a neighborhood mainstay that will contribute to defining the "sense of place."

They say, "Blood is thicker than marinara."

We couldn't agree more. My father, Potito, immigrated to Brooklyn, NY, in 1972 from Rapone, Italy, and has spent his entire life in the restaurant business. By the mid-1970s, Pat (my dad) opened his first place in Landover, MD.

After years of refining the concept and business model, he decided to branch out and open a more modern concept, with the same custom-made brick oven in North Myrtle Beach. The name was Benito's Brick Oven and it quickly gained recognition as one of the only authentic Italian restaurants at the beach. 2 years after opening in North Myrtle Beach, Potito decided to open another location in Broadway at the Beach.

The family worked on building the brand between 1991-2000. In early 2000, we opened another location in Mt Pleasant Town Center. Ten years later, we sold all Benitos Brick Oven Locations in South Carolina and moved back to Maryland. But wouldn't you know it, the Palmetto State called our name again and we decided to open a Vitos Pizzeria in Greer, SC. This was the first shop Potito handed off to Joseph Leccese, his son. It was the success of this restaurant that ultimately led to Belladina's in Greenville and our making the Upstate our home.

This is a family business and it runs in our veins!



Location Location Location

Location Location Location

The restaurant will be strategically located in an old-school rail car, positioned food-truck style on the exterior of The Silos. The Silos is a brand new project in the Easley neighborhood. It features a community space with a local brewery, private events, and other local eats.



FIND US HERE

Good Bones, Better Future

The space will retain it's character with restored pine floors, repurposed rail cars, and original structural elements.



Investment Summary

- This offering is for **Revenue Sharing Notes** in Belladina's Easley LLC.

- The **minimum investment is $100**.

- The **investment multiple is 1.5x**

- Business's Revenue share is **2.1% - 7.4%**, calculated on a linear scale depending on the amount raised. The revenue share percentage goes up as the amount raised increases.

For example (based on hypothetical offering amounts raised):

Amount Raised	Revenue Sharing %
$30,000	2.10%
$58,000	4.00%
$72,000	5.00%
$86,000	6.00%
$100,000	7.00%
$107,000	7.40%

Use of Funds

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Brick pizza oven	83.33%	$25,000	23.36%	$25,000

8-burner stove	8.67%	$2,600	2.43%	$2,600
Décor and outdoor space	0.00%	$0	23.36%	$25,000
Deck oven	0.00%	$0	14.02%	$15,000
Refrigerators and freezer	0.00%	$0	8.41%	$9,000
60 qt. mixer	0.00%	$0	5.61%	$6,000
Prep tables	0.00%	$0	2.80%	$3,000
Sinks and dishwasher	0.00%	$0	3.27%	$3,500
Misc. equipment	0.00%	$0	8.74%	$9,340
Intermediary Fees	8.00%	$2,400	8.00%	$8,560
Total	**100.00%**	**$30,000**	**100.00%**	**$107,000**

Big picture, we want to be able to pay the necessary bills, keep our people employed, and safely make it out of this pandemic. Being able to have a solid 6-months of capital in the bank as a safety net will be our goal.

PERKS

Exclusive t-shirt design for first 100 investors	*For the first100 Investors*
Invite to the private launch party for you + 2 friends	*For a $1,000+ investment*

Our People

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About Company:



Potito Leccese

Potito started working in pizzerias and a local doughnut shop in NYC at a young age. It's where he discovered his passion for food.

- He opened his first pizzeria in 1983 in Landover Mall in Landover, MD
- In 1990, he opened Tizio's Brick Oven in Lake Harbour, MD
- After this, Potito opened Benito's Brick Oven in North Myrtle Beach
- He soon opened another location on Broadway at the Beach

- In early 2000, Potito opened a location in Mt Pleasant Town Center

- In 2010 he sold all Benito's Brick Oven Locations in South Carolina and moved back to Maryland

- There he opened a pizzeria in Rockville MD, and Largo, MD

- After building, running, and operating them for the first 2 years, he decided to go back to South Carolina and open Vito's Pizzeria in Greer, SC

- 7 years later Potito went back to North Myrtle Beach, opening Rapone Italian Kitchen where he is still the current owner

Potito's background and recipes are direct reflections of Old World Italian cooking, most of which were taught to him by his mother, Sabatina. His mother owned an Italian Market for over 50 years in the town where he was born. That's where he adopted the home-style feel, and love for doing things the right way, the old school way.



Joey & Megan

Joey has been involved in the business since childhood, washing dishes and prepping dough. In 2004 he opened his own Benito's brick oven on West Poinsett in Greer. Then, he moved it in 2008 to Greenville Howell Rd. where Haywood meets E. North. After 2 years Joey sold this establishment and moved to Miami for a bit, but eventually ended back in Greenville in 2012. Now he runs Ran Vito's in Greer 2010 – 2020. But he couldn't do it without his wife, Megan, who is in charge of all the design, marketing, and operations. They've been happily married for 9 years.

Common Questions

How do you anticipate COVID 19 effecting your business?

Since we have not opened, the full effects of COVID on our business have not been seen. However, this location is strategically designed to excel under the current conditions. With walk-up service and open-air seating, we are uniquely set up to operate with social distancing and protective measures.

When will the location be open?

Who will your competitors be?

How successful has the other Belladina's location been?

Financial Highlights

This info is provided by Belladina's. Vicinity never predicts or projects performance, and has not reviewed or audited this financial forecast.



"2021" represents a partial year, as operations are anticipated to begin in March of 2021.

Docs

5-Year Pro Forma   Download
(https://api.norcapsecurities.com/tapiv3/index.php/Stamp/PDF/QmVsbGFkaW5hXCdz/kxtl171120085406.pdf)

Risk Factors   Download
(https://api.norcapsecurities.com/tapiv3/index.php/Stamp/PDF/QmVsbGFkaW5hXCdz/kxtl171120093441.pdf)

Risks

1. Financial Forecasts Risks - The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Belladina's and the key persons will have no control.

2. You Might Lose Your Money - Buying a note is not guaranteed or insured to protect from loss. The ability of Belladina's to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

3. Competition - The market in which we operate is highly competitive and could become increasingly

3. Competition - The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market.
4. Changes in Economic Conditions Could Hurt Belladina's - Factors like Covid-19, global or national economic recessions, changes in interest rates, changes in credit markets, and various other crises might negatively impact Belladina's.
5. Investment Restrictions - There are strict limitations on selling your investment, there is less required offering information, uninsured losses, and no corporate governance.
6. Conflict of Interest with Companies and Their Management - In many ways, your interests and the interests of Belladina's management will coincide. You must rely on the management's decisions.
7. Belladina's Might Need More Capital And Future Investors Might Have Superior Rights - If Belladina's needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours.
8. Payments and Return Are Unpredictable - Because your payments are based on the revenue of Belladina's, and the revenue of Belladina's can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

This is a summary of some of the risks associated with this investment. A more comprehensive list of potential risk factors can be downloaded in the Docs section above.

Disclosures

- Belladina's Easley LLC has filed a Form C with the SEC which can be found here (https://www.sec.gov/edgar/searchedgar/companysearch.html).
- Vicinity will be compensated upon a successful raise at 8% of the total amount raised.
- There is no cost for investors to invest, though Vicinity will receive a 1% transaction fee on all payments from Belladina's Easley LLC to investors that will be withheld from the payment to investors.

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